UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GLOBEIMMUNE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37957B 100

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37957B 100	Page 2 of 9 Pages

1.	Name of Reporting Persons Sequel Limited Partnership III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Sequel Limited Partnership III (“Sequel LP”), Sequel Entrepreneurs Fund III, L.P. (“Sequel Entrepreneurs”) and Sequel Venture Partners III, L.L.C. (“Sequel GP” and, together with Sequel LP and Sequel Entrepreneurs, the “Sequel Entities”). The Sequel Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 330,453 shares of common stock (which includes 4,808 shares issuable upon exercise of outstanding warrants) are held directly by Sequel LP and 7,094 shares of common stock (which includes 133 shares issuable upon exercise of outstanding warrants) are held directly by Sequel Entrepreneurs. Sequel GP serves as the sole general partner of Sequel LP and Sequel Entrepreneurs and does not directly own any securities of the Issuer. Sequel GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Sequel LP and Sequel Entrepreneurs but disclaims beneficial ownership thereof except to the extent of its pecuniary interest therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this state on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based upon 5,751,574 shares of common stock outstanding as of December 31, 2015 as provided by GlobeImmune, Inc.

CUSIP No. 37957B 100	Page 3 of 9 Pages

1.	Name of Reporting Persons Sequel Entrepreneurs Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Sequel Limited Partnership III (“Sequel LP”), Sequel Entrepreneurs Fund III, L.P. (“Sequel Entrepreneurs”) and Sequel Venture Partners III, L.L.C. (“Sequel GP” and, together with Sequel LP and Sequel Entrepreneurs, the “Sequel Entities”). The Sequel Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 330,453 shares of common stock (which includes 4,808 shares issuable upon exercise of outstanding warrants) are held directly by Sequel LP and 7,094 shares of common stock (which includes 133 shares issuable upon exercise of outstanding warrants) are held directly by Sequel Entrepreneurs. Sequel GP serves as the sole general partner of Sequel LP and Sequel Entrepreneurs and does not directly own any securities of the Issuer. Sequel GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Sequel LP and Sequel Entrepreneurs but disclaims beneficial ownership thereof except to the extent of its pecuniary interest therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this state on Schedule 13G is provided as of December 31, 2015.
(3)	This percentage is calculated based upon 5,751,574 shares of common stock outstanding as of December 31, 2015 as provided by GlobeImmune, Inc.

CUSIP No. 37957B 100	Page 4 of 9 Pages

1.	Name of Reporting Persons Sequel Venture Partners III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power 337,547 shares of common stock (which includes 4,941 shares issuable upon exercise of outstanding warrants) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,547 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Sequel Limited Partnership III (“Sequel LP”), Sequel Entrepreneurs Fund III, L.P. (“Sequel Entrepreneurs”) and Sequel Venture Partners III, L.L.C. (“Sequel GP” and, together with Sequel LP and Sequel Entrepreneurs, the “Sequel Entities”). The Sequel Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 330,453 shares of common stock (which includes 4,808 shares issuable upon exercise of outstanding warrants) are held directly by Sequel LP and 7,094 shares of common stock (which includes 133 shares issuable upon exercise of outstanding warrants) are held directly by Sequel Entrepreneurs. Sequel GP serves as the sole general partner of Sequel LP and Sequel Entrepreneurs and does not directly own any securities of the Issuer. Sequel GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Sequel LP and Sequel Entrepreneurs but disclaims beneficial ownership thereof except to the extent of its pecuniary interest therein. The information with respect to the ownership of the Common Stock of the Issuer by the persons filing this state on Schedule 13G is provided as of December 31, 2015. LP and Sequel Entrepreneurs but disclaims beneficial ownership thereof except to the extent of its pecuniary interest therein.
(3)	This percentage is calculated based upon 5,751,574 shares of common stock outstanding as of December 31, 2015 as provided by GlobeImmune, Inc.

CUSIP No. 37957B 100	Page 5 of 9 Pages

Introductory Note: This Statement on Schedule 13G is filed on behalf of Sequel Limited Partnership III, a limited partnership organized under the laws of the State of Delaware (“Sequel LP”), Sequel Entrepreneurs Fund III, L.P., a limited partnership organized under the laws of the State of Delaware (“Sequel Entrepreneurs”) and Sequel Venture Partners III, L.L.C., a limited liability company organized under the laws of the State of Delaware (“Sequel GP” and, together with Sequel LP and Sequel Entrepreneurs, the “Sequel Entities”) in respect of shares of Common Stock of GlobeImmune, Inc.

Item 1(a)	Name of Issuer

GlobeImmune, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

1450 Infinite Drive

Louisville, CO 80027

Item 2(a)	Name of Person Filing

Sequel Limited Partnership III (“Sequel LP”)

Sequel Entrepreneurs Fund III, L.P. (“Sequel Entrepreneurs”)

Sequel Venture Partners III, L.L.C. (“Sequel GP”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Sequel Venture Partners III, L.L.C.

4430 Arapahoe Avenue, Suite 220

Boulder, CO 80303

Item 2(c)	Citizenship

Delaware

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

37957B 100

Item 3

Not applicable.

CUSIP No. 37957B 100	Page 6 of 9 Pages

Item 4	Ownership

Sequel Entity (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership		Percentage of Class (2)
Sequel Limited Partnership III	330,453	0	337,547	(3)	0	337,547	(3)	337,547	(3)	5.9%
Sequel Entrepreneurs Fund III, L.P.	7,094	0	337,547	(3)	0	337,547	(3)	337,547	(3)	5.9%
Sequel Venture Partners III, L.L.C.	0	0	337,547	(3)	0	337,547	(3)	337,547	(3)	5.9%

(1)	This Schedule 13G is filed by Sequel Limited Partnership III (“Sequel LP”), Sequel Entrepreneurs Fund III, L.P. (“Sequel Entrepreneurs”) and Sequel Venture Partners III, L.L.C. (“Sequel GP” and, together with Sequel LP and Sequel Entrepreneurs, the “Sequel Entities”). The Sequel Entities expressly disclaim status as a “group” for purposes of this Schedule 13G. These shares do not include 10,000 shares held by the Dan J. Mitchell. Mr. Mitchell is a member of Sequel GP.
(2)	This percentage is calculated based upon 5,751,574 shares of common stock outstanding as of December 31, 2015 as provided by GlobeImmune, Inc.
(3)	Represents 330,453 shares (including 4,808 shares issuable upon exercise of outstanding warrants) held directly by Sequel LP and 7,094 shares (including 133 shares issuable upon exercise of outstanding warrants) held directly by Sequel Entrepreneurs. Sequel GP serves as the sole general partner of Sequel LP and Sequel Entrepreneurs and does not directly own any securities of the Issuer. Sequel GP may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Sequel LP and Sequel Entrepreneurs but disclaims beneficial ownership thereof except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 12th day of February, 2016.

SEQUEL LIMITED PARTNERSHIP III

By:	Sequel Venture Partners III, L.L.C, its general partner

By:	/s/ John T. Greff
John T. Greff, Manager

SEQUEL ENTREPRENEURS FUND III, L.P.

By:	Sequel Venture Partners III, L.L.C, its general partner

By:	/s/ John T. Greff
John T. Greff, Manager

SEQUEL VENTURE PARTNERS III, L.L.C

By:	/s/ John T. Greff
John T. Greff, Manager

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Sequel Limited Partnership III, Sequel Entrepreneurs Fund III, L.P. and Sequel Venture Partners III, L.L.C.